EXHIBIT 99.1

Galapagos to showcase commitment to rheumatoid arthritis care at the upcoming European League Against Rheumatism congress

Celebrating EULAR’s 75th anniversary with focus on a new era of rheumatoid arthritis care

Mechelen, Belgium; 25 May 2022, 22.01 CET; Galapagos NV (Euronext & Nasdaq: GLPG) will present 11 abstracts at the European League Against Rheumatism (EULAR) congress 2022, 01-04 June, taking place in Copenhagen, Denmark. The broad range of abstracts include trial data analyses supporting the efficacy and safety profile of filgotinib and real-world clinical data around alignment of prescribing between physicians and rheumatoid arthritis (RA) patients.

Galapagos is also hosting a hybrid symposium: “Evolving patient care in RA: Can JAK inhibitors meet patient and physician expectations for RA treatment?”, which will include a discussion focused on aligning physician and patient treatment goals, looking at what is meant by ‘comprehensive care’ and how to ensure that people living with RA are part of treatment and care goal setting. A meet-the-expert session, “Patient-centred care in RA: cutting through the jargon” will feature insights and answers to audience questions on putting patients at the heart of their RA care. Topics will be based on the new era in RA care, with the availability of JAK inhibitors along with a growing body of evidence providing a better understanding of the impact of pain and fatigue, as well as physical symptoms.

A number of abstracts will present trial data analyses on filgotinib, a once-daily oral preferential JAK-1 inhibitor, for the treatment of moderate to severe active RA. These include long-term efficacy and safety data, new analyses on the safety and efficacy of filgotinib in RA patients over the age of 75, and the effect of filgotinib on BMI and body weight. Additionally, Galapagos will present preclinical data on selective SIK3 (salt-inducible kinase) inhibition as a novel mode of action for the treatment of RA.

“The presentations capture our broad range of research and commitment to the RA community, demonstrating the importance of patient and clinical insights and highlighting our position as a science-driven company focusing on patient unmet needs,” said Walid Abi-Saab, MD, Chief Medical Officer at Galapagos. “We know that people living with RA continue to face daily challenges and we learn from their real experiences to inform our medicine development.”

Title	Authors	Time and Date
Safety of filgotinib in patients with rheumatoid arthritis: Analysis of lymphocytes in the long-term extension FINCH 4 study	Jacques Eric Gottenberg, Gerd Burmester, Katrien Van Beneden, Chris Watson, Ineke Seghers, Vijay Rajendran, Lorenzo Dagna, Maya H Buch	On-site & virtual display Poster Number: POS0513 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Effect of filgotinib (FIL) on body weight (BW) and body mass index (BMI) and effect of baseline BMI on the efficacy and safety of FIL in rheumatoid arthritis (RA)	Alejandro Balsa, Siegfried Wassenberg, Anne Tournadre, Hans-Dieter Orzechowski, Katrien Van Beneden, Vijay Rajendran, Udo Lendl, Pieter-Jan Stiers, Chris Watson, Roberto Caporali, Patrick Verschueren	On-site & virtual display Poster Number: POS0518 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Efficacy and safety of filgotinib in patients aged ≥75 years: a post hoc subgroup analysis of the FINCH 4 long-term extension (LTE) study	Daniel Aletaha, René Westhovens, Bernard G Combe, Jacques-Eric Gottenberg, Maya H Buch, Roberto Caporali, Jose A Gómez-Puerta, Paul van Hoek, Vijay Rajendran, Pieter-Jan Stiers, Thijs Hendrikx, Gerd R Burmester, Yoshiya Tanaka	On-site & virtual display Poster Number: POS0676 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
The use of exposure-adjusted event rates versus exposure-adjusted incidence rates in adverse event reporting: insights from filgotinib integrated safety data in rheumatoid arthritis	Patrick Durez, Eugen Feist, Ricardo Blanco, Vijay Rajendran, Nadia Verbruggen, Katrien Van Beneden, James Galloway	On-site & virtual display Poster Number: POS0663 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Physicians’ reasons for prescribing Janus kinase inhibitors (JAKi) in patients with rheumatoid arthritis (RA), and associated alignment between physicians and patients in a real-world clinical setting	Peter C Taylor, Bruno Fautrel, Yves Piette, Susana Romero Yuste, Jasper Broen, Martin Welcker, Elizabeth Holdsworth, Monia Zignani, Katrien Van Beneden, Roberto Caporali, Rieke Alten	On-site & virtual display Poster Number: POS0680 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Clinical outcomes up to Week 48 of ongoing filgotinib (FIL) rheumatoid arthritis (RA) long-term extension (LTE) trial of biologic disease-modifying antirheumatic drug (bDMARD) inadequate responders (IR) initially on FIL or placebo in a Phase 3 parent study (PS)	Maya H. Buch, Tsutomu Takeuchi, Vijay Rajendran, JE Gottenberg, Alena Pechonkina, YingMeei Tan, Qi Gong, Katrien Van Beneden, Roberto Caporali	Abstract publication Abstract number: AB0394
Integrated safety analysis update for filgotinib (FIL) in patients (pts) with moderately to severely active rheumatoid arthritis (RA) receiving treatment over a median of 2.2 years (y)	Kevin Winthrop, Yoshiya Tanaka, Tsutomu Takeuchi, Alan J Kivitz, Mark C Genovese, Alena Pechonkina, Franziska Matzkies, Beatrix Bartok, Kun Chen, Deyuan Jiang, Iyabode Tiamiyu, Robin Besuyen, Sander Strengholt, Gerd R Burmester, Jacques-Eric Gottenberg	Poster tour presentation, on-site & virtual display Poster Number: POS0235 Date: 3 June 2022, 12:10:00-12:18:00 CEST (poster tour) Session: “Rheumatoid arthritis: JAKi and beyond”
Clinical outcomes of methotrexate (MTX)-naïve rheumatoid arthritis (RA) patients (pts) on filgotinib (FIL) long-term extension (LTE) trial initially on FIL or MTX during the Phase 3 parent study (PS)	Daniel Aletaha, Rene Westhovens, Tatsuya Atsumi, YingMeei Tan, Alena Pechonkina, Qi Gong, Vijay Rajendran, Sander Strengholt, Gerd Rudiger Burmester	On-site & virtual display Poster Number: POS0678 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Clinical outcomes up to Week (W) 48 in the ongoing filgotinib (FIL) long-term extension (LTE) trial of rheumatoid arthritis (RA) patients (pts) with inadequate response (IR) to methotrexate (MTX) initially treated with FIL or adalimumab (ADA) during the Phase 3 parent study (PS)	Bernard Combe, Yoshiya Tanaka, Paul Emery, Alena Pechonkina, Albert Kuo, Qi Gong, Katrien Van Beneden, Vijay Rajendran, Hendrik Schulze-Koops	On-site & virtual display Poster Number: POS0679 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
Suboptimal management of rheumatoid arthritis in France: a real-world study based on data from the French National Health Data System	Cécile Gaujoux-Viala, Jean-François Bergmann, Mélanie Goguillot, Asma Melaine, Marie Guerin, Alban E	On-site & virtual display Poster Number: POS0627 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)
GLPG4399: selective SIK3 inhibition as a novel mode of action for the treatment of inflammatory arthritic diseases (preclinical)	GLPG4399: selective SIK3 inhibition as a novel mode of action for the treatment of inflammatory arthritic diseases (preclinical)	On-site & virtual display Poster Number: POS0442 Date: Wednesday, 1 June 08:00 CEST – Sunday 31 July 2022 23:59 CEST (virtual display; onsite display timings TBC)

About Rheumatoid Arthritis

Rheumatoid arthritis (RA) is an autoimmune inflammatory disease that primarily causes pain, stiffness and swelling in the joints. RA often follows a painful, progressively debilitating course, depriving patients of the ability to continue their daily lives and leading to physical disability. Despite current treatments, RA continues to pose a substantial burden to people living with the disease, comprised of the daily health issues directly related to their RA, such as pain, and the complications of managing comorbid conditions.1,2,3

About the FINCH 4 LTE study
FINCH 4 is an ongoing phase 3 open-label LTE study of filgotinib 200mg and filgotinib 100mg for rheumatoid arthritis (RA) to evaluate the long-term safety and tolerability of filgotinib in participants who have completed one of the parent studies of filgotinib in RA. Eligible patients completed a prior phase 3 randomised double-blind study of filgotinib lasting 52 weeks (FINCH 1 or 3) or 24 weeks (FINCH 2).

About filgotinib
Filgotinib is approved and marketed as Jyseleca (200mg and 100mg tablets) in the European Union, Great Britain, and Japan for the treatment of adults with moderate to severe active rheumatoid arthritis (RA) who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs (DMARDs). Filgotinib may be used as monotherapy or in combination with methotrexate (MTX). Filgotinib is also approved and marketed as Jyseleca (200mg tablets) in the European Union, Great Britain and Japan for the treatment of adult patients with moderately to severely active UC who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp. A global Phase 3 program with filgotinib is ongoing in Crohn’s Disease. More information about clinical trials can be accessed at https://www.clinicaltrials.gov.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

About the filgotinib collaboration
Gilead and Galapagos NV are collaborative partners in the global development and commercialization of filgotinib. Galapagos is responsible for the commercialization of filgotinib in Europe, while Gilead remains responsible for filgotinib outside of Europe, including in Japan, where filgotinib is co-marketed with Eisai.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603

media@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with filgotinib may not be completed in the currently envisaged timelines or at all, the inherent risks associated with clinical trial and product development activities, including the filgotinib clinical program and the FINCH 4 LTE study, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), the risks that regulatory authorities will require additional studies, Galapagos' reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead) and that Galapagos’ estimations regarding its filgotinib development program and regarding the commercial potential of filgotinib, may be incorrect, the risk that Galapagos will not be able to continue to execute on its currently contemplated business plan and/or will need to revise its business plan, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2021 and our subsequent filings with the U.S. Securities and Exchange Commission (SEC). All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update any forward-looking statements in this document, unless specifically required by law or regulation.

1 Taylor PC, Moore A, Vasilescu R, Alvir J, Tarallo M. A structured literature review of the burden of illness and unmet needs in patients with rheumatoid arthritis: a current perspective. Rheumatology International. 2016;36(5):685-95.
2 Radner H, et al. Comorbidity affects all domains of physical function and quality of life in patients with rheumatoid arthritis Rheumatology 2011 Feb;50(2):381-8.
3 An J, et al. Prevalence of comorbidities and their associations with health-related quality of life and healthcare expenditures in patients with rheumatoid arthritis Clin Rheumatol. 2019; 38(10):2717-2726.